================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 ---------------
                          CONCENTRA MANAGED CARE, INC.
                              (Name of the Issuer)

                   Welsh, Carson, Anderson & Stowe, VIII, L.P.
                            Yankee Acquisition Corp.
                                 John K. Carlyle
                              W. Tom Fogarty, M.D.
                               James M. Greenwood
                                Thomas E. Kiraly
                                Kenneth Loffredo
                               Richard A. Parr II
                                Daniel J. Thomas
                          Concentra Managed Care, Inc.
                      (Name of Person(s) Filing Statement)
                                 ---------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                 ---------------
                                    20589T103
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------
                                 Paul B. Queally
                             Yankee Acquisition Corp
                 c/o Welsh, Carson, Anderson & Stowe VIII, L.P.
                                 320 Park Avenue
                            New York, New York 10022
                                 (212) 893-9500
--------------------------------------------------------------------------------
                                Daniel J. Thomas
                          Concentra Managed Care, Inc.
                                 312 Union Wharf
                           Boston, Massachusetts 02109
                                 (617) 367-2163
--------------------------------------------------------------------------------

                                 WITH COPIES TO:

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                             Robert A. Schwed, Esq.
                             Othon A. Prounis, Esq.
                           Reboul, MacMurray, Hewitt,
                                Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                                 (212) 841-5700
--------------------------------------------------------------------------------
                               Richard A. Parr II
                          Concentra Managed Care, Inc.
                               5080 Spectrum Drive
                              Suite 400, West Tower
                              Addison, Texas 75001
                                 (800) 232-3550
--------------------------------------------------------------------------------
                            Jeffrey A. Chapman, Esq.
                             Vinson & Elkins L.L.P.
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2975
                                 (214) 220-7795
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a.       / X /    The  filing  of  solicitation  materials  or  an
                           information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities
                           Exchange Act of 1934.

         b.       /  /     The filing of a registration statement under the
                           Securities Act of 1933.

         c.       /  /     A tender offer.

         d.       /  /     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  TRANSACTION VALUATION (1)                                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
  $  792,505,929.90                                        $  158,501.19
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/X/      Check box if any part of the fee is offset as provided by Rule  0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $158,501.19
Form or registration no.:  Schedule 14A - Preliminary
                           Proxy Statement

Filing Party:              Concentra Managed Care, Inc.
Dated filed:               March 31, 1999

         (1) For purposes of calculating the fee only. Assumes purchase of 47,294,074 shares of common stock, par value $.01 per share, of Concentra Managed Care, Inc. at $16.50 per share and the purchase of underlying options to purchase Common Stock for an aggregate of $12,153,708.90
================================================================================

         This Rule 13e-3 transaction statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of March 24, 1999, by and among Concentra Managed Care, Inc., a Delaware corporation, and Yankee Acquisition Corp., a Delaware corporation, pursuant to which Yankee, currently a wholly-owned subsidiary of Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS"), will be merged with and into Concentra, with Concentra surviving the merger.
WCAS VIII Associates LLC, a Delaware limited liability company, is the sole general partner of WCAS. WCAS formed Yankee to consummate the merger. Concurrently with the filing of this statement, Concentra is filing with the Securities and Exchange Commission a preliminary proxy statement on Schedule 14A under the Securities and Exchange Act of 1934, as amended, relating to a special meeting of stockholders of Concentra. At such meeting, the stockholders of Concentra will vote upon a proposal to approve the merger agreement.

         A copy of the preliminary proxy statement is attached hereto as Exhibit
(d)(3). A copy of the merger agreement is attached as Appendix A to the preliminary proxy statement.

         Upon the terms and subject to the conditions of the merger agreement, at the effective time of the merger:

         o Yankee will be merged with and into Concentra, with Concentra continuing as the surviving corporation.

         o Each outstanding share of common stock of Concentra will be converted into the right to receive $16.50 per share in cash, other than shares held by stockholders who are entitled to and have perfected their dissenters' appraisal rights.

         o Shares of Concentra common stock held by Concentra, its subsidiaries, and Yankee or its affiliates will be canceled in the merger.

         The effective time of the merger will be the date and time of the filing of articles of merger with the Secretary of State of the State of Delaware which is scheduled to occur as soon as practicable after satisfaction or waiver of the conditions to the merger that are specified in the merger agreement. It is anticipated that, if all conditions to the merger have been satisfied or waived, the effective time will occur on the date of the special meeting or as soon thereafter as practicable.

         The following cross reference sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the preliminary proxy statement of the information required to be included in this statement by
Schedule 13E-3. The information in the preliminary proxy statement, a copy of which is attached hereto as Exhibit (d)(3), is hereby expressly incorporated herein by reference and the responses to each item in this statement are qualified in their entirety by the information contained in the preliminary proxy statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the preliminary proxy statement. The preliminary proxy statement will be completed and, if appropriate, amended, prior to the time the definitive proxy statement is first sent or given to stockholders of Concentra. This statement will be amended as necessary to reflect the completion or amendment of the preliminary proxy statement.

         Pursuant to Rule 13e-3, Concentra is filing this statement as issuer of common stock which is the subject of this Rule 13e-3 transaction. The filing of this statement shall not be construed as an admission by Concentra, WCAS, Yankee or any of their affiliates, including Messrs. John K. Carlyle, Tom Fogarty, M.D., James M. Greenwood, Thomas E. Kiraly, Kenneth Loffredo, Richard A Parr II and Daniel J. Thomas, that Concentra is "controlled" by WCAS or that WCAS is an "affiliate" of Concentra within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

                              CROSS REFERENCE SHEET

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  ITEM IN SCHEDULE 13E-3                               CAPTION OR LOCATION IN THE PROXY STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 1(a)                                            Cover Page,  "Questions  and Answers About the Merger" and  "Summary--The
                                                       Companies"
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  Item 1(b)                                            Cover  Page,  "Summary--Record  Date;  Voting  Power"  and  "The  Special
                                                       Meeting--Record Date and Quorum Requirement"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 1(c) - (d)                                      "Summary--Historical  Market  Information" and "Purchases of Common Stock
                                                       by Certain Persons"
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  Item 1(e)                                            *
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  Item 1(f)                                            "Purchases of Common Stock by Certain Persons"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 2(a) - (d) and (g)                              "Summary--The Companies",  "Principal Stockholders and Stock Ownership of
                                                       Management and Others",  "Certain Information  Concerning  Concentra" and
                                                       "Certain Information Concerning Yankee"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 2(e) - (f)                                      "Certain  Information  Concerning  Concentra"  and  "Certain  Information
                                                       Concerning Yankee"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 3(a)(1)                                         "Summary--Interests   That   Differ   From  Your   Interests",   "Special
                                                       Factors--Background of the Merger" and "--Interests of Certain Persons in
                                                       the Merger", and "Purchases of Common Stock By Certain Persons"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 3(a)(2)                                         "Questions and Answers About the Merger",  "Summary--Terms  of the Merger
                                                       Agreement",  "--Interests  That  Differ  From Your  Interests",  "Special
                                                       Factors--Background  of the Merger",  "--The Special  Committee's and the
                                                       Board's Recommendations",  "--Purpose and Reasons of WCAS and the Members
                                                       of Management  for the Merger",  "--Interests  of Certain  Persons in the
                                                       Merger", "--Certain Effects of the Merger",  "--Financing of the Merger",
                                                       "The  Merger--Certain  Terms of the Merger Agreement",  and "Purchases of
                                                       Common Stock By Certain Persons"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 3(b)                                            "Questions and Answers About the Merger",  "Summary--Terms  of the Merger
                                                       Agreement",  "--Interests  That  Differ  From Your  Interests",  "Special
                                                       Factors--Background  of the Merger",  "--The Special  Committee's and the
                                                       Board's Recommendations",  "--Purpose and Reasons of WCAS and the Members
                                                       of  Management  for the  Merger",  "Interests  of Certain  Persons in the
                                                       Merger", "--Certain Effects of the Merger",  "--Financing of the Merger",
                                                       "The   Merger--Certain   Terms  of  the  Merger
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
  ITEM IN SCHEDULE 13E-3                               CAPTION OR LOCATION IN THE PROXY STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                       Agreement", "Certain Information Concerning Yankee" and "Purchases of
                                                       Common Stock By Certain Persons"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 4(a)                                            "Questions and Answers about the Merger",  "Summary--Terms  of the Merger
                                                       Agreement", "--Interests That Differ From Your Interests", "--Dissenters'
                                                       Appraisal Rights", "Special  Factors--Interests of Certain Persons in the
                                                       Merger", "--Certain Effects of the Merger",  "--Financing of the Merger",
                                                       "The  Special  Meeting--Effective  Time of the  Merger  and  Payment  for
                                                       Shares", "The Merger--Certain Terms of the Merger Agreement",  "Rights of
                                                       Dissenting Stockholders" and Appendix A to the proxy statement
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 4(b)                                            "Questions and Answers about the Merger",  "Summary--Terms  of the Merger
                                                       Agreement",  "--Interests That Differ From Your Interests",  "--Appraisal
                                                       Rights",   "Special   Factors--Background  of  the  Merger",   "--Certain
                                                       Projections", "--The Special Committee's and the Board's Recommendation",
                                                       "--Purpose  and  Reasons of WCAS and the  Members of  Management  for the
                                                       Merger",  "--Interests  of  Certain  Persons in the  Merger",  "--Certain
                                                       Effects of the Merger", "--Financing of the Merger", "The Merger--Certain
                                                       Terms of the Merger Agreement",  "Rights of Dissenting  Shareholders" and
                                                       Appendix A to the proxy statement
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 5(a) - (b)                                      "Special  Factors--Purpose  and  Reasons  of  WCAS  and  the  Members  of
                                                       Management  for the  Merger",  "--Certain  Effects  of the  Merger",  and
                                                       "--Conduct of Concentra's Business After the Merger"
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  Item 5(c)                                            "Summary--Interests   That   Differ   From  Your   Interests",   "Special
                                                       Factors--Interests  of Certain  Persons in the Merger" and  "--Conduct of
                                                       Concentra's Business After the Merger"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 5(d)                                            "Special  Factors--Financing  of the  Merger",  "Conduct  of  Concentra's
                                                       Business After the Merger", and "The Merger--Certain  Terms of the Merger
                                                       Agreement"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 5(e)                                            "Questions and Answers About the Merger",  "Summary--Terms  of the Merger
                                                       Agreement",  "--Interests  That  Differ  From Your  Interests",  "Special
                                                       Factors--Background  of the Merger",  "--The Special  Committee's and the
                                                       Board's Recommendations",  "--Purpose and Reasons of WCAS and the Members
                                                       of Management  for the Merger",  "--Interests  of Certain  Persons in the
                                                       Merger", "--Certain Effects of the Merger",  "--Financing of the Merger",
                                                       "--Conduct  of  Concentra's   Business   After  the  Merger",   and  "The
                                                       Merger--Certain Terms of the Merger Agreement"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 5(f) - (g)                                      "Questions  and Answers  About the Merger" and "Special
                                                       Factors--Certain Effects of the Merger"
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

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  ITEM IN SCHEDULE 13E-3                               CAPTION OR LOCATION IN THE PROXY STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

  Item 6(a)                                            "Special Factors--Financing of the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 6(b)                                            "The Merger--Estimated Fees and Expenses of the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 6(c)                                            "Special Factors--Financing of the Merger"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 6(d)                                            *
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  Item 7(a) - (c)                                      "Questions   and  Answers   about  the   Merger",   "Summary",   "Special
                                                       Factors--Background  of the Merger",  "--The Special  Committee's and the
                                                       Board's  Recommendation"  and  "--Purpose  and  Reasons  of WCAS  and the
                                                       Members of Management for the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 7(d)                                            "Questions   and  Answers   about  the   Merger",   "Summary",   "Special
                                                       Factors--Background  of the Merger",  "--The Special  Committee's and the
                                                       Board's  Recommendation",  "--Purpose and Reasons of WCAS and the Members
                                                       of Management  for the Merger",  "--Interests  of Certain  Persons in the
                                                       Merger", "--Certain Effects of the Merger",  "--Financing of the Merger",
                                                       "--Conduct of Concentra's  Business After the Merger",  "Material Federal
                                                       Income Tax Consequences", "The Merger--Terms of the Merger Agreement" and
                                                       "--Estimated  Fees and Expenses of the Merger" and "Rights of  Dissenting
                                                       Stockholders"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 8(a)                                            "Questions  and Answers about the Merger",  "Summary--  Recommendations",
                                                       "Special    Factors--The    Special    Committee's    and   the   Board's
                                                       Recommendation", and "--Position of WCAS and the Members of Management as
                                                       to Fairness of the Merger"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 8(b)                                            "Questions  and Answers  about the  Merger",  "Summary--Recommendations",
                                                       "--Opinion  of  Concentra's  Financial  Advisor",  "--Terms of the Merger
                                                       Agreement", "--Interests That Differ From Your Interests", "--Dissenters'
                                                       Appraisal  Rights",   "--Historical  Market   Information",   "--Selected
                                                       Consolidated  Financial  Data  of the  Company",  "Certain  Projections",
                                                       "Special  Factors--Background of the Merger",  "--The Special Committee's
                                                       and the Board's  Recommendation",  "--Opinion  of  Concentra's  Financial
                                                       Advisor",  "--Purpose  and Reasons of WCAS and the Members of  Management
                                                       for the Merger",  "--Position of WCAS and the Members of Management as to
                                                       Fairness of the Merger",  "--Interests of Certain Persons in the Merger",
                                                       "Certain Effects of the Merger", "The Special Meeting--Voting Procedures"
                                                       and "Rights of Dissenting Shareholders"
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
  ITEM IN SCHEDULE 13E-3                               CAPTION OR LOCATION IN THE PROXY STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 8(c)                                            "Questions and Answers about the Merger",  "Summary--Voting  Procedures",
                                                       "Special    Factors--The    Special    Committee's    and   the   Board's
                                                       Recommendation", "The Special Meeting--Voting Procedures" and "The
                                                       Merger--Terms of the Merger Agreement--Conditions to the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 8(d)                                            "Questions  and Answers  about the  Merger",  "Summary--Recommendations",
                                                       "--Opinion    of     Concentra's     Financial     Advisor",     "Special
                                                       Factors--Background  of the Merger",  "--The Special  Committee's and the
                                                       Board's  Recommendation",  "--Opinion of Concentra's  Financial Advisor",
                                                       and "--Interest of Certain Persons in the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 8(e)                                            "Questions  and Answers  about the  Merger",  "Summary--Recommendations",
                                                       "Special  Factors--Background of the Merger",  "--The Special Committee's
                                                       and the Board's Recommendations"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 8(f)                                            "Special Factors -- Background of the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 9(a) - (c)                                      "Summary--Recommendations", "--Opinion of Concentra's Financial Advisor",
                                                       "Special  Factors--Background of the Merger",  "--The Special Committee's
                                                       and the Board's  Recommendation",  "--Opinion  of  Concentra's  Financial
                                                       Advisor"  and  "--Conflicts  of  Interest"  and  Appendix  B to the proxy statement
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 10(a) - (b)                                     "Special Factors--Interests of Certain Persons in the Merger", "Principal
                                                       Shareholders and Stock Ownership of Management and Others", and "Purchase
                                                       Of Common Stock By Certain Persons"
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 11                                              "Questions  and  Answers  about the  Merger",  "Summary--The  Companies",
                                                       "--Terms  of the Merger  Agreement",  "--Interests  That Differ From Your
                                                       Interests",  "Special  Factors--Background of the Merger", "--The Special
                                                       Committee's  and the Board's  Recommendation",  "--Purpose and Reasons of
                                                       WCAS and the  Members of  Management  for the  Merger",  "--Interests  of
                                                       Certain  Persons  in the  Merger",  "--Certain  Effects  of the  Merger",
                                                       "--Financing  of the Merger",  "The  Merger--Certain  Terms of the Merger
                                                       Agreement",   "Certain  Information   Concerning  Concentra  ",  "Certain
                                                       Information  Concerning  Yankee" and "Purchase of Common Stock by Certain
                                                       Persons" and Appendix A to the proxy statement.
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 12(a) - (b)                                     "Summary--Recommendations"   and  "--Interests   That  Differ  From  Your
                                                       Interests",  "Special  Factors--The  Special  Committee's and the Board's
                                                       Recommendation",  "--Purpose
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  ITEM IN SCHEDULE 13E-3                               CAPTION OR LOCATION IN THE PROXY STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------
                                                       and  Reasons  of WCAS and the  Members  of  Management  for the  Merger",
                                                       "--Position  of WCAS and the Members of  Management as to Fairness of the
                                                       Merger",  "--Interests  of  Certain  Persons  in  the  Merger",  "Certain
                                                       Information  Concerning  Concentra" and "Certain  Information  Concerning
                                                       Yankee"
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  Item 13(a)                                           "Summary--Dissenters'    Appraisal    Rights"   "Rights   of   Dissenting
                                                       Shareholders" and Appendix A and Appendix C to the proxy statement
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 13(b)                                           *
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 13(c)                                           *
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-----------------------------------------------------------------------------------------------------------------------------------
  Item 14(a)                                           "Summary--Selected Consolidated Financial Data" "Incorporation of Certain
                                                       Documents by Reference" and "Independent Auditors"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 14(b)                                           "Summary--Consolidated Pro Forma Financial Statements (Unaudited)"
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Item 15(a) - (b)                                     "Questions and Answers About the Merger"  "Summary--Interests that Differ
                                                       From Your Interests", "Special Factors--Background of the Merger", "--The
                                                       Special  Committee's  and the Board's  Recommendation",  "--Interests  of
                                                       Certain   Persons   in   the   Merger",   "The   Special   Meeting--Proxy
                                                       Solicitation",  "The Merger--Certain Terms of the Merger Agreement",  and
                                                       "--Estimated Fees and Expenses of the Merger"
-----------------------------------------------------------------------------------------------------------------------------------

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  Item 16                                              Proxy Statement
-----------------------------------------------------------------------------------------------------------------------------------

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  Item 17(a) - (f)                                     *
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-----------------------------------------------------------------------------------------------------------------------------------

------------------------------
*Not applicable or answer is negative.




ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the cover page to the proxy statement and in the sections entitled "Questions and Answers About the Merger" and "Summary--The Companies" of the proxy statement is incorporated herein by reference.

         (b) The information set forth on the cover page to the proxy statement and in the sections entitled "Summary--Record Date; Voting Power" and "The Special Meeting--Record Date and Quorum Requirement" of the proxy statement is incorporated herein by reference.

         (c)   The   information   set   forth   in   the   sections    entitled
"Summary--Historical Market Information" and "Purchases of Common Stock by Certain Persons" of the proxy statement is incorporated herein by reference.

         (d)   The   information   set   forth   in   the   sections    entitled
"Summary--Historical Market Information" and "Purchases of Common Stock by Certain Persons" of the proxy statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information set forth in the section entitled "Purchases of Common Stock by Certain Persons"of the proxy statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (d), (g) The information set forth in the sections entitled "Summary--The Companies", "Principal Stockholders and Stock Ownership of Management and Others," "Certain Information Concerning Concentra" and "Certain Information Concerning Yankee" of the proxy statement is incorporated herein by reference.

         (e), (f) The information set forth in the sections entitled "Certain Information Concerning Concentra" and "Certain Information Concerning Yankee" of the proxy statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) The information set forth in the sections entitled "Summary--Interests That Differ From Your Interests", "Special Factors--Background of the Merger" and "--Interests of Certain Persons in the Merger" and "Purchases of Common Stock By Certain Persons" of the proxy statement is incorporated herein by reference.

         (a) (2) (b) The information set forth in the sections entitled "Questions and Answers About the Merger", "Summary--Terms of the Merger Agreement", "Interests That Differ From Your Interests", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "The Merger--Certain Terms of the Merger Agreement", and "Purchases of Common Stock By Certain Persons" of the proxy statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Questions and Answers About the Merger", "Summary--Terms of the Merger Agreement", "--Interests That Differ From Your Interests", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "The Merger--Certain Terms of the Merger Agreement" "Certain Information Concerning Yankee" and "Purchases of Common Stock By Certain Persons" of the proxy statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Terms of the Merger Agreement", "--Interests That Differ From Your Interests", "--Dissenters' Appraisal Rights", "Special Factors--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of WCAS for the Merger", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "The Special Meeting--Effective Time of the Merger and Payment for Shares", "The Merger--Certain Terms of the Merger Agreement", "Rights of Dissenting Stockholders" and Appendix A of the proxy statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Terms of the Merger Agreement", "--Interests That Differ From Your Interests", "--Appraisal Rights", "Special Factors--Background of the Merger", "--Certain Projections", "--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "The Merger--Certain

Terms of the Merger Agreement", "Rights of Dissenting Shareholders" and Appendix A of the proxy statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (b) The information set forth in the sections entitled "Special Factors--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Certain Effects of the Merger", and "--Conduct of Concentra's
Business After the Merger" of the proxy statement is incorporated herein by reference.

         (c)   The   information   set   forth   in   the   sections    entitled
"Summary--Interests That Differ From Your Interests", "Special Factors--Interests of Certain Persons in the Merger" and "--Conduct of Concentra's Business After the Merger" of the proxy statement is incorporated herein by reference.

         (d)  The  information  set  forth  in the  sections  entitled  "Special
Factors--Financing  of the Merger",  "Conduct of Concentra's  Business After the
Merger", and "The Merger--Certain Terms of the Merger Agreement" of the proxy statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Questions and Answers About the Merger", "Summary--Terms of the Merger Agreement", "--Interests That Differ From Your Interests", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "--Conduct of Concentra's Business After the Merger", and "The Merger--Certain Terms of the Merger Agreement" of the proxy statement is incorporated herein by reference.

         (f) - (g) The information set forth in the sections entitled "Questions and Answers About the Merger" and "Special Factors--Certain Effects of the Merger" of the proxy statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the section entitled "Special Factors--Financing of the Merger" of the proxy statement is incorporated herein by reference.

         (b)  The   information   set  forth  in  the  section   entitled   "The
Merger--Estimated Fees and Expenses of the Merger" of the proxy statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Special Factors--Financing of the Merger" of the proxy statement is incorporated herein by reference.

         (d)      Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary", "Special Factors--Background of the Merger", "-- Special Committee's and the Board's Recommendation", and "--Purpose and Reasons of WCAS and the Members of Management for the Merger" of the proxy statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "--Conduct of Concentra's Business After the Merger", "Material Federal Income Tax Consequences", "The Merger--Terms of the Merger Agreement" and "--Estimated Fees and Expenses of the Merger" and "Rights of Dissenting Stockholders" of the proxy statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary-- Recommendations", "Special Factors--The Special Committee's and the Board's Recommendation", and "--Position of WCAS and the Members of Management as to Fairness of the Merger" of the proxy statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Recommendations", "--Opinion of Concentra's Financial Advisor", "--Terms of the Merger Agreement", "--Interests That Differ From Your Interests", "--Dissenters' Appraisal Rights", "--Historical Market Information", "--Selected Consolidated Financial Data of the Company", "Certain Projections", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Opinion of Concentra's Financial Advisor", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Position of WCAS and the Members of Management as to Fairness of the Merger", "--Interests of Certain Persons in the Merger", "Certain Effects of the Merger", "The Special Meeting--Voting Procedures" and "Rights of Dissenting Shareholders" of the proxy statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Recommendations", "--Opinion of Concentra's Financial Advisor", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Opinion of Concentra's Financial Advisor", and "--Interest of Certain Persons in the Merger" of the proxy statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--Recommendations", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendations" of the proxy statement is incorporated herein by reference.

         (f)   The   information    set   forth   in   the   section    "Special
Factors--Background of the Merger" of the proxy statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) - (c) The information set forth in the sections entitled "Summary--Recommendations", "--Opinion of Concentra's Financial Advisor", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Opinion of Concentra's Financial Advisor" and "--Conflicts of Interest" and Appendix B of the proxy statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information set forth in the sections entitled "Special Factors--Interests of Certain Persons in the Merger", "Principal Shareholders and Stock Ownership of Management and Others", and "Purchase Of Common Stock By Certain Persons" of the proxy statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Questions and Answers about the Merger", "Summary--The Companies", "--Terms of the Merger
Agreement", "--Interests That Differ From Your Interests", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Financing of the Merger", "The Merger--Certain Terms of the Merger Agreement", "Certain Information Concerning Concentra ", "Certain Information Concerning Yankee" and "Purchase of Common Stock by Certain Persons" and Appendix A of the proxy statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) - (b) The information set forth in the sections entitled "Summary-- Recommendations" and "--Interests That Differ From Your Interests", "Special Factors--The Special Committee's and the Board's Recommendation", "--Purpose and Reasons of WCAS and the Members of Management for the Merger", "--Position of WCAS and the Members of Management as to Fairness of the Merger", "--Interests of Certain Persons in the Merger", and "Certain Information Concerning Concentra" and "Certain Information Concerning Yankee" of the proxy statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Summary--Dissenters' Appraisal Rights" "Rights of Dissenting Shareholders" and Appendix A and Appendix C of the proxy statement is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a)   The   information   set   forth   in   the   sections    entitled
"Summary--Selected Consolidated Financial Data" "Incorporation of Certain Documents by Reference" and "Independent Auditors" of the proxy statement is incorporated herein by reference.

         (b) The relevant financial information set forth under the section entitled "Summary--Selected Consolidated Financial Data" of the proxy statement is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) - (b) The information set forth in the sections entitled "Questions and Answers About the Merger" "Summary--Interests that Differ From Your Interests", "Special Factors--Background of the Merger", "--The Special Committee's and the Board's Recommendation", "--Interests of Certain Persons in the Merger", "The Special Meeting--Proxy Solicitation", "The Merger--Certain Terms of the Merger Agreement", and "--Estimated Fees and Expenses of the Merger" of the proxy statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The  entirety  of  the  proxy  statement  is  incorporated   herein  by
reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


--------------------------------------------------------------------------------
  EXHIBIT NO.                              DESCRIPTION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (a)(1) Commitment Letter dated February 26, 1999 from Chase Securities Inc., The Chase Manhattan Bank, DLJ Capital Funding, Inc., Credit Suisse First Boston and Fleet National Bank.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (a)(2)              Letter  dated   February  24,  1999  from  Chase   Capital
                      Partners.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (a)(3)              Letter dated March 1, 1999 from WCAS Capital Partners III,
                      L.P.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (b)(1) Opinion of BT Alex. Brown Incorporated dated March 2, 1999 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (c)(1) Agreement and Plan of Merger dated as of March 24, 1999 by and between Yankee
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  EXHIBIT NO.                              DESCRIPTION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      Acquisition Corp. and Concentra Managed Care, Inc. (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
--------------------------------------------------------------------------------

  (c)(2) Contribution Letter dated March 24, 1999 by Welsh, Carson, Anderson & Stowe VIII, L.P.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (c)(3) Stock Subscription Agreement dated as of March 24, 1999 by Ferrer Freeman Thompson & Co. on behalf of Health Care Capital Partners L.P. and on behalf of Health Care Executive Partners and Yankee Acquisition Corp.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(1) Letter to Stockholders (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(2) Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(3) Preliminary Proxy Statement (incorporated by reference to the Schedule 14A filed by Concentra on June 7, 1999).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(4) Form of Proxy (included in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(5) Press Release issued by Concentra Managed Care, Inc. dated as of April 28, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Concentra on April 28,
                      1999).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(6) Press Release issued by Concentra Managed Care, Inc. dated as of March 3, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Concentra on March 3,
                      1999).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (d)(7) Press Release issued by Concentra Managed Care, Inc. dated as of March 25, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Concentra on March 29,
                      1999).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (e) Text of Section 262 of the Delaware General Corporation Law (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  (f)                 Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  99.1                Powers of Attorney.
--------------------------------------------------------------------------------

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              CONCENTRA MANAGED CARE, INC.


                              By: /s/Daniel J. Thomas*
                                 -----------------------------------
                                    Daniel J. Thomas
Dated:                              President


                              YANKEE ACQUISITION CORP.

                              By: /s/Paul B. Queally
                                 -----------------------------------
                                    Paul B. Queally
Dated:                              President

                              WELSH, CARSON, ANDERSON & STOWE, VIII, L.P.

                              By:    WCAS VIII Associates, LLC, General Partner



                              By: /s/Paul B. Queally
                                 -----------------------------------
                                    Paul B. Queally
Dated:                              Managing Member

                              JOHN K. CARLYLE

                              /s/ John K. Carlyle*
Dated:                        --------------------------------------------------

                              W. TOM FOGARTY, M.D.

                              /s/ W. Tom Fogarty, M.D.*
Dated:                        --------------------------------------------------


                              JAMES M. GREENWOOD

                              /s/ James M. Greenwood*
Dated:                        --------------------------------------------------


                              THOMAS E. KIRALY

                              /s/ Thomas E. Kiraly*
Dated:                        --------------------------------------------------


                              KENNETH LOFFREDO

                              /s/ Kenneth Loffredo*
Dated:                        --------------------------------------------------


                              RICHARD A. PARR II

                              /s/ Richard A. Parr II
Dated:                        --------------------------------------------------


                              DANIEL J. THOMAS

                              /s/ Daniel J. Thomas*
Dated:                        --------------------------------------------------

*The undersigned, by signing his name hereto, does sign and execute this
Schedule 13E-3 as of this 6th day of June, 1999 pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors and contemporaneously filed herewith with the Securities and Exchange Commission

                              By: /s/ Richard A. Parr II
                              --------------------------------------------------
                              Richard A. Parr II
                              Attorney-in-Fact